Exhibit 99.1

Uxin Announces Closing of First Tranche of Financing Transaction for US$100 million and Changes to the Board

BEIJING, July 12, 2021 (GLOBE NEWSWIRE) -- Uxin Limited (“Uxin” or the “Company”) (NASDAQ: UXIN), a leading nationwide online used car dealer in China, today announced the closing of the first tranche of its financing transaction of up to US$315 million announced on June 15, 2021, pursuant to which the Company has issued a total of 291,290,416 senior convertible preferred shares, equivalent to 97,096,805 American Depositary Shares (“ADSs”) of the Company, to NIO Capital and Joy Capital for an aggregate purchase amount of US$100 million. The Company’s convertible notes holders, including 58.com, TPG and Warburg Pincus, have converted their convertible notes in an aggregate principal amount of US$69 million into 66,990,291 Class A ordinary shares of the Company, equivalent to 22,330,097 ADSs. Concurrently, more than ten important investors, including NIO Capital, Joy Capital and the above-mentioned convertible notes holders have agreed not to sell their shares of the Company for a period of nine months starting July 12, 2021. Closings of the remaining tranches are subject to the terms and conditions stipulated in the agreements.

In addition, Uxin announced changes to its Board of Directors (the “Board”) pursuant to the arrangements stipulated in the agreements. Mr. William Bin Li and Mr. Erhai Liu have been appointed as directors of the Board, and Mr. Cheng Lu and Dr. Zhuang Yang have been appointed as independent directors of the Board, effective on July 12, 2021. Concurrently, Mr. Cheng Cheung Lun Julian, Mr. Qiang Chang Sun, Mr. Lin Cong, Mr. Muyuan Wang, Mr. Shun Lam Steven Tang and Mr. Yong Zhong Huang have resigned from their positions on the Board. Mr. Shun Lam Steven Tang and Mr. Yong Zhong Huang have also stepped down as members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the Board, effective on July 12, 2021.

Mr. William Bin Li is the founder of NIO and has been Chairman of the Board since NIO was established, and its Chief Executive Officer since March 2018. In 2000, Mr. Li co-founded Beijing Bitauto E-Commerce Co., Ltd. and served as Director and President until 2006. From 2010 to 2020, Mr. Li served as the Chairman of the Board of Directors at Bitauto Holdings Limited, a leading automobile service provider in China formerly listed on the New York Stock Exchange [stock code BITA]. In 2002, Mr. Li co-founded Beijing Creative & Interactive Digital Technology Co., Ltd. and served as its Chairman, President, and Director. Mr. Li received his bachelor’s degree in Sociology from Peking University.

Mr. Erhai Liu is the Founding and Managing Partner of Joy Capital. He has nearly 20 years of investment experience in high-tech and innovative companies. Previously, Mr. Liu was engaged in engineering, R&D, operations and senior management in telecommunication and internet companies for more than 10 years. Mr. Liu was named as one of the “Global Top 100 Technology Investors” on Forbes Midas List in 2012, and from 2018 to 2020. Mr. Liu holds a master's degree in Communications and Information Systems from Xidian University, a master's degree in Psychology from Peking University, a master’s degree in Global Finance and an MBA from Fordham University, an EMBA from Tsinghua University, and a bachelor's degree in Communication Engineering from the Guilin University of Electronic Technology.

Mr. Cheng Lu is the President and Chief Executive Officer of TuSimple (NASDAQ: TSP), a global self-driving technology company based in San Diego, California. He has over 13 years of experience in strategy and corporate finance in the U.S. and Asia. Prior to TuSimple, Mr. Lu co-founded and was a Partner and Chief Operating Officer of KCA Capital Partners, a private equity investment firm. Prior to this, Mr. Lu worked in Beijing with HOPU Investments and CITIC Capital, and Cerberus Capital Management in New York, which focused on private equity and special situation investments. He started his career in the investment banking division of Citigroup in New York. Mr. Lu received his bachelor’s degree in Computer Science and Economics from the University of Virginia and an MBA from the Harvard Business School.

Dr. Zhuang Yang is currently a professor of Management at the National School of Development and the Co-Dean of the Beijing International MBA Program (BiMBA) at Peking University. He also holds a tenured professorship at the Graduate School of Business at Fordham University in New York. Dr. Yang’s main research consists of organizational behavior and global leadership, with extensive focus on China strategies for multinational companies and strategies for Chinese companies expanding globally. Dr. Yang earned his bachelor’s degree from the English Language and Literature Department of Peking University, a master’s degree in Sociology from Columbia University, an MPA in International and Public Affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University, and a Ph.D. in Business Administration from Columbia University.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, said, “We warmly welcome our new Board members and are honored to benefit from the experience of these four distinguished experts. Uxin is at a critical stage of development following our successful business transformation. I believe our new board members will bring invaluable guidance to our business development and strategies going forward. On behalf of the Board of Directors, I would like to express my sincere gratitude to Mr. Cheng Cheung Lun Julian, Mr. Qiang Chang Sun, Mr. Lin Cong, Mr. Muyuan Wang, Mr. Shun Lam Steven Tang and Mr. Yong Zhong Huang, for all their dedicated services to the Board and contributions to the Company over the years. We wish them great success in their next endeavors and look forward to working with them on other opportunities in the future.”

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